

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-Mail
Mr. Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoRan Copper & Gold Inc.
333 North Central Avenue
Phoenix, AZ 85004

> **Re:** **Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-11307-01**

Dear Mr. Adkerson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 13 – Contingencies, page 155

Litigation, page 159

1. We note your disclosure in the first paragraph on page 160, concerning the asbestos related personal injury claims, stating "Based on litigation results to date and facts currently known, FCX believes its liability, if any, in these matters will not have a material adverse effect, either individually or in the aggregate, upon its business, financial condition, liquidity, results of operations or cash flow."

    Please modify this disclosure, and the disclosures which follow, regarding the release of hazardous substances and the Cyprus entities; and indemnification claims and Columbian Chemical Company; as necessary to clarify whether you believe the possibility of loss is probable, reasonably possible, or remote.

If the possibility of loss is more than remote for any of these matters, please disclose an estimate of the additional possible loss, or range of loss, or state that such an estimate cannot be made, as applicable.

If you are unable to estimate your exposure to any of these matters where claims have been quantified by third parties, tell us how such information has been reflected in your accounting and disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief